FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	April	2014
BlackBerry Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1. 2.	Pre-order for BlackBerry Z3 Opens in Indonesia SAIC Deepens Commitment to Secure Multi-Platform Device Management with BlackBerry Enterprise Service 10	3. 2.

Document 1

  NEWS RELEASE
April 28, 2014

FOR IMMEDIATE RELEASE

Pre-order for BlackBerry Z3 Opens in Indonesia

Limited BlackBerry Z3, Jakarta Edition available exclusively to Indonesian customers

JAKARTA, INDONESIA – BlackBerry today announced that customers in Indonesia can now pre-order the BlackBerry Z3 smartphone through leading telecommunications operators in Indonesia, Indosat and XL. BlackBerry expects the device to be priced at IDR 2,199,000. The official unveiling of BlackBerry Z3 is scheduled to take place in Jakarta on May 13th, 2014. BlackBerry also announced today the availability of a limited edition model - the BlackBerry Z3, Jakarta Edition - which will be made available to Indosat and XL customers for a limited period. This model will feature the inscription “Jakarta” on the back of the device to commemorate the launch of the first BlackBerry smartphone built specifically for the Indonesia market.

Made for the next generation of BlackBerry customers in Indonesia, the stylish new BlackBerry Z3 is customized with local apps and content, features a modern design with a 5” display, long lasting battery and comes with BlackBerry 10 OS version 10.2.1.

Key features include:

•
BlackBerry® Hub – The ever present BlackBerry Hub lets you access all your work and personal email, BBM™, text messages, social media updates and notifications in one place, with the ability to “peek” into the BlackBerry Hub from anywhere, so you’re always only one swipe away from what matters to you. The Hub can be customized to identify priority messages and to filter the message list by various criteria that you can then activate with a simple pinch gesture.

•
BBM – BBM on the BlackBerry Z3 includes all the latest features of the popular mobile social network, customized for Indonesians. You get BBM voice and video chatting with Screen Share and support for BlackBerry Natural Sound, letting you hear nuances and variations in tone in a BBM Voice chat, and making the conversation sound like you’re in the same room. BBM Channels features a variety of Indonesian channels as well as a package of BBM stickers that have been specially designed by an Indonesian artist.

•
BlackBerry Keyboard – The BlackBerry Keyboard learns what words you use and how you use them, then offers them up to you so you can type faster and more accurately. It gives you the best Bahasa Indonesia typing experience on a touchscreen, complete with multi-language support that lets you type in up to 3 different languages at the same time.

•
Time Shift & Story Maker – The BlackBerry Z3’s astonishing Time Shift camera feature lets you capture a group shot where everyone is smiling with their eyes wide open. You can also use Story Maker to bring a collection of photos and videos together, along with music and effects, to produce an HD movie that you can instantly share on YouTube.

•
BlackBerry 10 Browser – The BlackBerry 10 browser sets the industry benchmark for HTML5 performance on smartphones, and is incredibly fast, with fluid and responsive scrolling and zooming. The browser includes many advanced features, supports multiple tabs, lets you browse sites privately, includes a reader mode, and integrates with the platform for easily sharing content. You can even save web pages for later viewing.

•
Instant Previews & Reply Now – Be more timely and responsive with Instant Previews that bring BBM, SMS and email message to you no matter what you are doing on your BlackBerry Z3. You can even reply to your BBM or SMS messages in any app, or swipe to the BlackBerry Hub to respond. If you get a phone call that you can’t answer right way, you can instantly silence the call and send a Reply Now response through BBM, SMS or email to let the caller know you’re busy.

•
Fast, Easy Sharing – The BlackBerry Z3 learns how you share and who you share with, helping you reduce the number of steps and amount of time it takes to get your files, photos, or documents to where they need to go. Touching “share” in any app provides suggestions on who and how to share your files based on who you’ve shared with in the past, and the feature only gets smarter the more you use it.

•	FM Radio – The new BlackBerry Z3 includes a built-in FM radio. You can listen to local FM stations, which does not require any network connection.

“The BlackBerry Z3 was designed with our Indonesian customers in mind, to keep them productive and connected with family, friends and co-workers while on the move,” said John Chen, Executive Chairman and CEO at BlackBerry. “Embodying all that BlackBerry 10 offers, the BlackBerry Z3 has a stylish, modern, all-touch design with exceptional productivity features and reliable communications.”

Customers may pre-order BlackBerry Z3 from today. Indosat customers should visit www.indosat.com/BBJakarta. XL customers should visit www.xl.co.id/blackberryz3.

For more information about the BlackBerry Z3, please visit www.blackberry.com/blackberryz3.
About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@blackberry.com

Media Relations Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@blackberry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

                                                                Document 2

  NEWS RELEASE
April  28, 2014

FOR IMMEDIATE RELEASE

SAIC Deepens Commitment to Secure Multi-Platform Device Management with BlackBerry Enterprise Service 10

BlackBerry remains preferred mobility solution for government and commercial technology integrator

McLean, VA and Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX), a world leader in mobile communications, today announced that Science Applications International Corporation (NYSE: SAIC) is expanding its investment in BlackBerry® Enterprise Service 10 (BES10) for enterprise mobility management (EMM).

SAIC, which provides full lifecycle services and solutions in the technical, engineering and enterprise IT markets in the public and private sectors, has upgraded its BlackBerry Enterprise Servers to BES10 in order to manage both its current fleet of BlackBerry® 10 devices as well as its devices running Android and iOS operating systems. BES10 will ensure the security in SAIC’s multi-operating system environment while streamlining operations for administrators with a single management console.

“Implementing BlackBerry’s BES10 server provides us with a single management point to support mobile device communications,” said Robert Fecteau, SAIC’s Chief Information Officer. “This helps reduce overhead costs and allows us to focus training and development on enhancing skills needed to fully support secure mobility operations within the SAIC enterprise.”

“BES10 gives customers the power to create a customized EMM environment that reflects the diverse security and flexibility needs across their entire workforce,” said John Sims, President of Global Enterprise Services at BlackBerry. “SAIC will gain the advantage of BlackBerry’s comprehensive solution that brings everything together, efficiently and securely, while still providing the best value.”

For SAIC, security means protecting both corporate and client data, including that of their customers in commercial markets and federal, state and local governments. In addition to deploying BlackBerry 10 smartphones for their highest security requirements, SAIC is also utilizing Secure Work Space for iOS and Android, which is a multi-platform containerization solution managed through BES10. This technology securely separates sensitive corporate data from personal content, making Secure Work Space an ideal solution for organizations that desire the flexibility of a BYOD program with the control they demand for mobile communications.

The BES10 multi-platform solution allows customers to manage BlackBerry, iOS and Android devices from a single, highly secure, reliable platform. Around the globe, nearly 33,000 BES10 commercial and test servers have been installed to date.

For more information about BlackBerry Enterprise Service 10, please visit: http://us.blackberry.com/bes10.html/.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Media Contact:
Barbara Tate, BlackBerry Media Relations
mediarelations@blackberry.com
917-373-0218

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	April 28, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer